MAG SILVER CORP. (An exploration stage company) Management Discussion & Analysis For the period ended September 30, 2008

Dated: November 14, 2008

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX: MAG AMEX: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the period ended September 30, 2008

MAG Silver Corp. is a company focused on the acquisition, exploration and development of district scale projects located in the Mexican Silver Belt.  We are based in Vancouver, British Columbia, Canada.  Our common shares trade on the Toronto Stock Exchange under the symbol MAG and on the American Stock Exchange under the symbol MVG.  The Company is a “reporting” company in the Provinces of British Columbia, Alberta and Ontario.

This following management discussion and analysis (“MD&A”) of MAG Silver Corp. (the “Company”) focuses on the financial condition and results of operations of the Company for the nine months ended September 30, 2008 and 2007.  It is prepared as of November 13, 2008 and should be read in conjunction with the interim unaudited consolidated financial statements for the nine months ended September 30, 2008 and the audited consolidated financial statements of the Company for the year ended December 31, 2007 together with the notes thereto.  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

The global economic environment has deteriorated significantly since the filing of the Company’s last MD&A dated August 13, 2008.  Lower commodity prices, currency fluctuations, banking and institutional failures, restricted credit availability and a general reduction in the availability of equity financing create a more uncertain environment for the Company’s securities.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. Other risks and uncertainties faced by the Company are listed from time-to-time in the Company’s Annual Information Form.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these effects on taxation U.S. shareholders and prospective holders of the Company’s Common Shares are also encouraged to consult their own tax advisers.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed from time-to-time in the Company’s Annual Information Form (“AIF”).  This AIF and additional information about the Company and its business activities are available on SEDAR at www.sedar.com.

THIRD QUARTER HIGHLIGHTS

•
In July 2008, the Company announced results from six holes at its Cinco de Mayo property, Holes 08-29 and 08-35 through 39, which extended the Jose Manto to an area of at least 300 metres by 400 metres.  The Company reported that Hole 08-39 cut 3.46 metres of 612 g/t silver, 11.59% lead and 13.20% zinc including 2.36 metres of 772 g/t silver, 13.42% lead and 16.39% zinc.

•	In July 2008, the Company reported that Hole GE on the Valdecañas Vein intersected two veins with one deep intersection of 1,179 g/t silver, 1.98 g/t gold, 3.01% lead and 2.21% zinc over 4.71 metres.
•	In July 2008, the Company reported that Hole QF on the Valdecañas Vein intersected 578 g/t silver, 3.85 g/t gold, 5.55% lead and 6.36% zinc over 6.20 metres.
•
In September 2008, the Company announced assay results from its ongoing drill program at Cinco de Mayo.  Highlights included 1.50 metres of 370 g/t (10.1 opt) silver, 6.89 g/t gold, 19.15% lead and 9.46% zinc.

•
In October 2008, the Company established a Special Committee of the Board of Directors to look at strategic alternatives for the Company in response to Fresnillo plc’s acquisition of 9,746,193 of the Company’s issued and outstanding shares with Fresnillo plc now holding 19.83% interest in the Company.  The Company also advised shareholders of certain facts pertaining to the relationship between Fresnillo plc (operator of the Juanicipio Property held 56% by Fresnillo plc and 44% by the Company).

•
In October 2008, the Company also reported drilling results from the Valdecañas Vein including Hole HE which assayed greater than 10,000 g/t (291 opt) silver, 9.69 g/t gold, 0.13% lead and 0.23% zinc over 0.21 metres (true width).

FINANCIAL PERFORMANCE

At September 30, 2008 the Company had cash and cash equivalents on hand of $59,195,741 versus $19,737,071 for the period ended September 30, 2007.  Financings completed late in 2007 and warrant exercises completed early in 2008 explain the increased cash position.  On November 27, 2007 the Company closed a bought deal private placement of 3.0 million common shares of the Company at a price of $15.50 per share for gross proceeds of $46.5 million.  The Company also completed a series of private placements in February 2007 for units consisting of 2,760,000 common shares and 1,380,000 warrants for gross proceeds of $20,010,000. In February 2008 all of these outstanding warrants were exercised for gross proceeds of $11.37 million.

After deducting interest earned for the nine months ended September 30, 2008 of $1,650,833 compared to interest earned of $527,665 for the nine months ended September 30, 2007, the operating loss for the third quarter of 2008 was $4,262,146 compared to operating loss of the same quarter in 2007 of $4,785,241.

The third quarter loss includes a mineral property write-off of $1,221,019 (2007: $750,277) and $2,445,726 as a non-cash charge for stock compensation expense compared to $2,747,555 in 2007. If one removes the mineral property write-off and stock compensation expense from both the current and 2007 third quarters the net loss for each period would be $595,401 and $1,287,409, respectively.  There is a significant difference between these comparative amounts due to the higher interest income earned on cash and cash equivalents in the period to date in 2008.  See notes to the Company’s September 30, 2008 unaudited financial statements for more details.

General and administrative expenses for the period ended September 30, 2008, not including mineral property write off or stock compensation expenses, amounted to $2,246,234 compared to $1,815,074 in the same period of 2007.  Increases occurred in audit and accounting fees ($212,354 in 2008 versus $131,542 in 2007) due to regulatory compliance work in Canada and the USA and as a result of management’s decision to implement quarterly review engagements by the Company’s auditors.  The Company is also required to comply with Sarbanes-Oxley legislation in the USA resulting in additional costs for the review, assessment and documentation of the Company’s internal and disclosure controls as well as costs relating to an independent review and assessment of the Company’s findings.  Filing and transfer agent fees increased in the period ($144,694 in 2008 versus $136,893 in 2007) generally as a result of increased equity issues related to warrants exercised in the first quarter and due to the Company holding a shareholder’s Special Meeting in January and it’s AGM in May.  Telephone and office expenses aggregating $375,428 for the period were higher than the same period in 2007 at $279,596 due to higher activity levels and an increase in office rental costs.  Management and consulting fees increased from $594,532 for the period ended September 30, 2007 to $925,971 in the same period of 2008 due to the addition of two employees hired late 2007, the addition of two new directors in late 2007 resulting in higher non-executive directors fess and higher salaries and bonus’ paid in the first quarter of 2008.  Shareholder relations expense decreased to $229,617 during the period ended September 30, 2008 (2007 - $293,531) due to attendance at fewer trade shows.

Other smaller items account for the balance of general and administrative costs for the period.  The Company occupies office space and receives administrative services on a contract basis.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters:

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
September 30, 2008	$446,078	$(351,375)	$(0.01)
June 30, 2008	$545,586	$(1,091,881)	$(0.02)
March 31, 2008	$659,169	$(2,789,137)	$(0.05)
December 31, 2007	$387,939	$(4,080,795)	$(0.07)
September 30, 2007	$211,108	$(351,375)	$(0.01)
June 30, 2007	$200,002	$(2,181,524)	$(0.05)
March 31, 2007	$116,555	$(2,252,342)	$(0.06)
December 31, 2006	$44,407	$(818,389)	$(0.02)

Explanatory Notes
(1)The Company’s primary source of revenue during the quarters listed above was interest revenue from GIC’s held by the Company.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced.

(2)Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or write-offs.  When adjusting these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the periods as described above at “Financial Performance”.

REVIEW OF OPERATION AND PROJECTS

During the nine month period ended September 30, 2008, the Company incurred $964,556 in property acquisition costs (2007 - $772,224).  Exploration expenditures for the same period amounted to $9,828,389 (2007 - $4,263,257).  Exploration results to date have warranted expanded drilling programs on the Cinco de Mayo property (see property reviews below) accounting for most of the increase in exploration expenditures for the current period.

The following discussion is an update to disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com.

Juanicipio Property

The Company holds 44% of Minera Juanicipio S.A. DE C.V. (“Minera Juanicipio”) which holds and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  The Company is a party to a Shareholders Agreement with Fresnillo which holds the other 56% of Minera Juanicipio. A Shareholders Agreement governs the operation of Minera Juanicipio and certain corporate matters, including governance and the obligation of the shareholders to provide funds to Minera Juanicipio. During the first nine months, the Company has incurred costs of $1,052,741 for its 44% share of exploration on the Juanicipio property compared to $439,467 during the same period in 2007.

The nine month period ended September 30, 2008 produced more high-grade returns from the 28,000-metre 2008 drilling program at the Juanicipio property. Drilling during the period was aimed at further defining the Valdecañas Vein and to move as much as possible of the known resources from inferred to indicated. An updated 43-101 compliant resource estimate is expected early in the New Year.

For calendar 2008 Fresnillo had proposed a budget of US $4.6 million for drilling, exploration and engineering work at Juanicipio.  Planned drilling of 28,000 metres for 2008 includes a large definition program on the Valdecañas Vein, which has been underway all year, and a follow up program on the Juanicipio Vein, which just commenced in November 2008.  Proposed expenditures on a 100% basis for 2008 totaled US $4.6 million of which approximately US $2.6 million had been expended to September 30, 2008.  A budget for 2009 is yet to be approved, but is expected to included continued drilling and engineering for planned underground workings.  At the time of writing four drilling rigs are active on the Juanicipio property.

On July 16, 2008, the company announced assay results from Hole GE which intersected two veins separated by 10 metres of altered and veined wall rock. The upper gold rich vein reported 123 g/t (3.6 opt) silver, 4.89 g/t gold, 1.24% lead and 4.92% zinc over 7.38 metres (true width). This included a higher grade intercept of 166 g/t (4.8 opt) silver, 5.89 g/t gold, 1.42% lead and 6.42% zinc over 3.0 metres. The lower silver rich vein returned 1,179 g/t (34.4 opt) silver, 1.98 g/t gold, 3.01% lead and 2.21% zinc over 4.71 metres (true width). This included a high grade gold and silver intercept of 6,310 g/t (183.9 opt) silver, 10.05 g/t gold, 7.63% lead and 5.23% zinc over 1.0 metres.

Hole GE is one of the deepest holes to test the Valdecañas Vein to the west and the intersection remains open down dip, indicating the continuation of high grade silver and gold to depth in the western part of the Valdecañas Vein.

On July 28, 2008, results from Hole OF and QF were announced.

Hole QF returned 578 grams per tonne (g/t) (16.8 ounces per ton (opt)) silver, 3.85 g/t gold, 5.55% lead and 6.36% zinc over 6.20 metres (true width). This included a high grade gold intercept of 271 g/t (7.9 opt) silver, 9.13 g/t gold, 0.99% lead and 4.41% zinc over 1.96 metres (true width). Hole QF intersected the Valdecañas Vein on the critical east-central portion of the vein where drilling this year has been successful in extending the high grade zone to the east.

Hole OF reported an intersection of 224 g/t (6.5 opt) silver, 1.77 g/t gold, 0.92% lead and 2.63% zinc over 4.71 metres (true width). Included was a higher grade intercept of 349 g/t (10.2 opt) silver, 1.78 g/t gold, 0.74% lead and 3.28% zinc over 2.62 metres.

Subsequent to period end, assays were released October 15, 2008 from drilling along the Valdecañas Vein, results which confirmed the anticipated decrease of high grade silver with depth. Ongoing drilling is focused on defining the Valdecañas Vein on a 100 by 100 metre grid, with the goal of moving as much as possible of the recently reported inferred resource to an indicated resource. Drilling of the Juanicipio Vein (parallel to and one kilometre south of the Valdecañas Vein) was resumed in early in November.

The Company also announced on October 15, 2008 that the Company had established a Special Committee of the Board of Directors to consider “strategic alternatives” in response to Fresnillo plc’s acquisition of 9,746,193 of the issued and outstanding shares of MAG Silver, representing a 19.83% interest. Fresnillo is the Company’s Juanicipio Joint Venture partner, the operator and 56% owner of Minera Juanicipio S.A. de C.V., with MAG holding the remaining 44% interest.

The October 15, 2008 news release also provided information about the joint venture that “appears increasingly relevant to MAG shareholders.” Outlined were certain facts about the operation of the joint venture: that latest results from ongoing drilling, funded by MAG and Fresnillo, had not been reported; that extensions of the Valdecañas Vein east and west of the joint venture ground, reported by Fresnillo in its six-month report, suggest it may trend back onto joint venture ground, but that the joint holdings had not been extensively tested in the area of this projection; that in the prospectus for its initial public offering completed in spring 2008, embargoed from distribution in North American jurisdictions, Fresnillo’s qualified person reported resources for the Valdecañas Vein calculated as at December 2007, but also stated that “recent drilling results at Valdecañas has intersected significant gold and silver mineralization across substantial widths outside the present resource outline” and that “there is a strong likelihood that the current drilling program will expand the size of the Valdecañas deposit”; that Fresnillo is preparing an updated resource calculation on Valdecañas for publication in late 2008 but that MAG has not been privy to the geo-statistical model or ongoing work on this updated resource calculation; that the Fresnillo prospectus includes the Valdecañas Vein and the Juanicipio Property as part of its “Fresnillo II Project”, a planned underground mine adjacent to the existing Fresnillo mine of approximately equivalent size, and that according to their prospectus “The Saucito and Jarillas veins will be exploited first followed by the Valdecañas Vein.  The conceptual mine plan includes indicated and inferred resources and the resources include 100% of the Valdecañas resources (of which Fresnillo owns 56%)”; that Fresnillo had unilaterally initiated an excavation to the east of the Juanicipio Property boundary which appeared to be headed directly toward the Valdecañas Vein on the Juanicipio Property.

Furthermore, the October 15, 2008 news release stated that: the format and schedule for production and the conceptual mine plan had not been provided to, settled with, or approved by MAG; no development plans of any nature for the Valdecañas Vein had been the subject of a joint venture budget, bankable feasibility study or production decision as required by the shareholders agreement between MAG and Fresnillo; the shareholders agreement requires approval, by a 60% vote, of any major budget, any feasibility study and any production decision for the Juanicipio Property; and, that MAG had been unsuccessful in establishing a date on which Fresnillo personnel would make themselves available for the initial board meeting of Minera Juanicipio S.A. de C.V.

The October 15, 2008 news release concluded by stating that MAG would “make every effort to have that meeting held and also to obtain, and then provide to its shareholders, all further information in possession of Fresnillo but not yet provided to MAG regarding or affecting the Juanicipio Property.”

The Company has advanced a cumulative total of $7,717,880 for exploration costs at Juanicipio to September 30, 2008 (2007 - $2,564,518), including $1,052,741 during the period.

Cinco de Mayo Property

Work at the 100%-owned Cinco de Mayo property in northern Chihuahua State, Mexico was extensive with three drills turning for most of the period. Drilling focused on expanding the “Jose Manto” discovered with Hole 07-20 in late 2007 and subsequently intersected in Holes 22 through 54.

Six holes reported on July 8, 2008, Holes 29 and 35 through 39, extended the Jose Manto to an area of at least 300 metres by 400 metres and mineralization in outlying Hole 32 suggested an extension of an additional 600 metres to the southeast.

The best new intercept was Hole 08-39, which cut 3.46 metres of 612 grams per tonne (g/t) silver (17.8 ounces per ton (opt), 11.59% lead and 13.20% zinc: including 2.36 metres of 772 g/t silver (22.5 opt), 13.42% lead and 16.39% zinc.

Assay results reported on September 18, 2008 from an additional 15 diamond drill holes (08-40 to 08-54), ten of which encountered mineralization, confirmed extension of the Jose Manto to a strike length of at least 2,000 metres, which remains open along strike and to the southwest. Returns have been notable for high grades of zinc and lead, along with the high grade silver; latest results also show significant gold values, with Hole 08-48 returning 1.50 metres of 6.89 g/t (0.20 opt) gold, 370 g/t (10.8 opt) silver, 19.15% lead and 9.46% zinc. The latest holes also contain appreciable amounts of scheelite (tungsten) bearing skarn, suggesting proximity to the source of the mineralization.

Just prior to period end, drilling activity was reduced from three rigs to two. This was a cost-saving measure that does not significantly impede progress at Cinco de Mayo as our geological and geophysical understanding of the structure improves, providing higher quality drill targets.

Exploration to date has defined a coherent massive sulphide sheet, or manto, of at least 2,000 metres strike length that remains open, suggesting the presence of a large system characteristic of many of the large CRD mines in the Chihuahua Trough. MAG’s focus is to determine the overall extent of the CRD system and drilling will be split between following the Jose Manto towards its source, and seeking both the source and additional mineralization centres elsewhere on the property.

The company continues to refine its geological model, employing a variety of geophysical methods to “see through” the alluvial cover and improve drill target vectoring. Gravity and induced polarization surveys completed in late spring and early fall are proving to be effective techniques that complement the airborne surveys which successfully spotted the original discovery hole in late 2007.

From January 1, 2008 to September 30, 2008, the Company drilled approximately 34,318 metres in 61 holes.

The Company spent a cumulative total of $8,624,853 in exploration costs at Cinco de Mayo to September 30, 2008 (2007 - $1,834,399), including $5,849,174 during the period. Exploration programs at Cinco de Mayo by the Company for 2008 were budgeted for approximately $2.4 million. However, results warranted accelerated and expanded programs.

The Batopilas (Don Fippi) Property

The 100%-owned Batopilas project area covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua, which produced some 300 million ounces of silver between 1632 and 1912. The Batopilas land package, assembled in 2003 by MAG, represents 94% of the Batopilas Native Silver District and the first-ever consolidation of the district’s 70-plus mines and mineral occurrences. Drilling to date has returned numerous high-grade silver intercepts and encountered widespread lower grade silver lead and zinc mineralization.

A total of eight holes were successfully drilled for a total of 3,721 metres between January and late June, 2008. An additional hole was abandoned after three attempts to set casing totaling 103 metres failed to engage bedrock. Three kilometres of trenching/road building and sampling were also completed in the Animas Area.

The 2008 drill program was designed to address three major objectives: 1) Test geologic concepts developed from the 2007 mapping program, most importantly the link between mineralization and district zoning with respect to a major dike and vein confluence (the Asterisk) on the south flank of Animas Ridge; 2) test geophysical targets generated by the 2007 airborne Mag-EM survey; 3) prepare the holes for a proposed pulse electromagnetic down hole survey.

Drilling focused on four areas: 1) The north flank of Animas Ridge where a highly anomalous silver-lead-zinc zone associated with dikes radiating from the “Asterisk” was discovered during last year’s trench program. This was  tested with Hole BA08-21, and subsequently with BA08-26, BA08-27 and BA08-28;   2) The airborne EM Anomaly and the blind Escondida Structure were tested with Holes BA08-20 and BA08-24; 3)  The veins exploited in the Animas workings were tested at depth with BA08-25; and 4) The northern extension of the Santo Domingo-San Miguel Mines were tested with Hole BA08-22.

Results were highlighted by returns from Hole BA08-21 in the Animas Ridge area which encountered a broad zone of silver-lead-zinc mineralization, a total core length of 61.2 metres grading 20.5 g/t silver, 0.66% lead and 0.84% zinc.

Of the four areas drill tested in this year’s program, the northern “Asterisk” offshoot and the Escondida Structure proved consistent with the new geologic model. Overall, mineralization, structural density and diking appear to increase to the SW towards the “Asterisk”, which strongly supports the model interpretation that the “Asterisk” reflects a major intrusion center with radial diking and mineralized veining that may be the center of district zoning. The Escondida Area test and Road 1 drilling in the low-grade zone both provided independent vectors pointing South and lower in elevation towards this area. The results of this year’s program combined with past results strongly suggest that additional exploration be directed towards the “Asterisk” on the south side of Las Animas ridge.

Work on the property was largely curtailed in the third-quarter period with the onset of the rainy season. Also, as a cost-saving measure the Company is slowing the pace of exploration at Batopilas, providing time to consolidate and reassess data for planning future programs.

The Company spent a cumulative total of $4,764,276 in exploration costs at Batopilas to September 30, 2008 (2007 - $3,276,454), including $1,419,863 during the period. Budgeted exploration programs by the Company for 2008 approximate $955,800 however results warranted extended programs.

Lagartos Land Package

The Company owns extensive ground surrounding the Juanicipio property, a 135,000 hectare land package called Lagartos. Two claim groups, Lagartos NW and Lagartos SE, northwest and southeast of the Juanicipio Joint Venture, lay along the “Fresnillo Silver Trend”, a large regional structural zone hosting world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.

At Lagartos NW, a 5,000-metre drill program that began in spring 2008 continued through the summer, designed to test the depth of the alluvial cover on the eastern boundary of the claim block across the projection of the Valdecañas-San Carlos-Juanicipio vein trend. Test drilling indicates that the depth of the alluvial cover exceeds 800 metres and it is not at all practical to consider further exploration in this area.  Geophysical programs are being considered (gravity) that may help in locating areas where there is less cover.

At Lagartos SE the Company’s holdings cover the eastern and western extensions of the major past producing vein sets such as the Veta Grande and the Mala Noche Veins that together with other major veins helped to produce almost one billion ounces of silver since early Spanish times. The district has not been subjected to aggressive and modern exploration.

Initial surface reconnaissance work by MAG located a series of previously worked veins on the eastern side of the Zacatecas district and sampling returned high grade silver. Subsequent geological and geophysical work has identified six (6) drill targets that will be part of a 4,000 metre drill program which commenced in late October. Results are pending.

The Company had spent a cumulative total of $5,853,530 in exploration costs at Lagartos to September 30, 2008 (2007 - $3,905,237) including $1,512,529 during the period. Budgeted exploration programs by the Company for 2008 approximate $1,877,800.

Guigui Property

Guigui is a 100%-owned 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp, producing nearly 450 million ounces of silver and substantial amounts of lead and zinc over the nearly 300-year period from 1702-2001.

Past work on the property has included airborne electromagnetic and magnetic surveys which combined with substantial database accumulated since 2006 will inform planning of future exploration. However, no work was done on Guigui during the third quarter period ended September 2008.

The Company spent a cumulative total of $1,463,061 in exploration costs at Guigui to September 30, 2008 (2007 - $1,446,629), including $12,661 during the period.  Budgeted exploration programs by the Company for 2008 approximate $65,100.

Sierra de Ramirez Property

Sierra Ramirez is another large (200 square kilometres) 100%-owned landholding covering a Carbonate Replacement Deposit District that produced high-grade silver-lead-zinc ores (silver grades in the 1,000-3,000 g/t range) from Spanish colonial times to the mid-1960s. The Sierra Ramirez District lies in eastern Durango State, approximately 80 kilometres west of the famous Providencia-Concepcion del Oro, Zacatecas District.

Work to date since 2004 has included district-scale mapping and sampling, magnetic and electromagnetic surveying, and structural and geological mapping completed in the current year. However, no work was done during the third quarter and a drill program scheduled for late 2008 has been delayed indefinitely due to budgetary and market considerations.

The Company spent a cumulative total of $547,733 in exploration costs at Sierra de Ramirez to September 30, 2008 (2007 - $422,094), including $113,105 during the period.  Budgeted exploration programs by the Company for 2008 approximate $1,033,800.

Other Properties

Two new projects were established during the later part of 2007 and the first quarter of 2008.

Nuevo Mundo is in eastern Zacatecas State and is geologically located along the structural trend known to host Carbonate Replacement Deposits (CRDs) and all of our CRD projects (Sierra Ramirez, Guigui and Cinco de Mayo). It is also not far from Peñasquito and ties onto the eastern boundary of the Camino Rojo gold discovery of Canplats Resources. Reconnaissance work has been carried out and results are pending.

La Lorena is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. Lorena displays similar surface alteration and trace element geochemistry is of the same magnitude that defined the active structures drilled at Juanicipio and Valdecañas. A past producing kaolin (clay) pit forms the centre of the target and clearly marks the top of a hydrothermal system common to the genesis of the majority of the producing veins of the Fresnillo Silver Trend. Several areas have been targeted for follow-up.  Drilling, to total 3,000 metres, was initiated in late October and 1,081 metres had been drilled to the end of October.

OUTLOOK

The Company continues to explore its properties in Mexico and although the Company’s working capital position remains strong, the Company will execute its business plan cautiously into 2009.  The Company has assessed the carrying values of its mineral properties as a result of the current market downturn.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company’s mineral properties have not been impaired at this time. However, should current market conditions and commodity prices worsen and/or persist for a prolonged period of time, an impairment of mineral properties may be required.

Fresnillo has advised the Company that its 44% share of planned 2008 expenditures for Minera Juanicipio will be US 2.02 million.  To November 14, 2008 the Company has contributed approximately US $1.5 million to Minera Juanicipio.

For its other projects the Company had budgeted a primary amount of $7.34 million for 2008 and budgeted for an additional $2.5 million contingency for accelerated drilling should results justify such action.  To November 14, 2008 the Company has expended approximately $11.0 million on its other projects.  The variance to the combined budget and contingency is mainly the result of accelerated drilling at Cinco de Mayo.  The Company will review results of exploration, its operating environment as well as its goals and objectives regularly and its plans and budgets may change at any time based upon such reviews.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at November 13, 2008, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	49,155,566
Stock Options	3,312,407	$1.06 - $14.70	15 mos to 5 years
Fully Diluted	52,467,973

LIQUIDITY AND CAPITAL RESOURCES

At November 13, 2008 the Company had 49,155,566 issued and outstanding common shares.  At September 30, 2008 the Company had 49,155,566 common shares issued and outstanding.  The Company issued a total of 2,201,370 common shares during the period ended September 30, 2008 for cash proceeds of $12,864,131 (2007 – 5,722,286 for cash proceeds of $22,717,644). In the nine months ended September 30, 2008 there were no shares (2007 – Nil) issued for mineral properties.  Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. The Company’s primary source of capital has been from the sale of equity.  At September 30, 2008 the Company had cash and cash equivalents on hand of $59,195,741 compared to cash and cash equivalents of $19,737,071 at September 30, 2007. The primary use of cash during the period was for mineral property acquisition and exploration expenditures of $10,431,945 (2007 - $4,160,481) and investment in the Juanicipio project for $1,052,741 (2007 - $87,467), management and consulting fees of $925,971 (2007 - $594,532) and other general and administrative expenses of $1,320,263 (2007 - $1,220,542). The Company had $60,754,024 in working capital as at September 30, 2008 compared to $16,973,256 at September 30, 2007.

Current liabilities of the Company at September 30, 2008 amounted to $841,529 (2007 - $4,024,192) mostly being attributable to accrued exploration (drilling) expenses.

The Company currently has sufficient working capital to maintain all of its properties and planned programs for a period in excess of two years.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results the Company will select certain properties to complete purchase arrangements on. The Company expects to raise equity capital as it is needed.  However, there is no assurance that additional funding will be available to the Company and it may again become dependent upon the efforts and resources of its directors and officers for future working capital. Management refers the reader to Note 9 and 10 of the interim statements for the period ended September 30, 2008.

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

Tabular Disclosure of Contractual Obligations

The following Table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

(Property expenditures in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Sierra Ramirez Property (1)	$6,276,250	$ 78,750	$1,077,500	$2,120,000	$3,000,000
Cinco de Mayo Property (2)	$350,000	Nil	$350,000	Nil	Nil
Salemex Property	$2,240,000	$60,000	$430,000	$950,000	$800,000
Other Properties	$470,000	Nil	$150,000	$320,000	Nil
Total (US $)	$9,336,250	$138,750	$2,007,500	$3,390,000	$3,800,000

(1) Of the final payment in the amount of US$650,000 for the original property option, due January 14, 2011, up to US$500,000 may be paid in Common Shares of the Company.  In 2007 and 2008 the Company has optioned five other mineral rights packages surrounding the original block, thereby resulting in the combined optional payments shown herein.

 (2) Comprised of US$350,000 in option payments. Half of the remaining option payment may be paid in Common Shares at a deemed price per share equal to the average trading price of MAG’s Common Shares for 30 calendar days prior to the date of the payment.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time. The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligations.

ADDITIONAL DISCLOSURE

Trend Information

Other than the obligations under the Company's property option agreements, there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least March 31, 2010.

The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company may need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any equity or any debt in order to raise capital.

Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. For a discussion of risk factors applicable to the Company, see the section entitled “Risk Factors” in the Company’s most recent annual information form filed with Canadian provincial securities regulators, which was also filed as part of the Company’s most recent annual report on Form 40-F with the S.E.C. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company’s business is subject to exploration and development risks

All of the Company’s properties are in the exploration stage and no known reserves have been discovered on such properties.  At this stage, favorable results, estimates and studies are subject to a number of risks, including:

•	the limited amount of drilling and testing completed to date;
•	the preliminary nature of any operating and capital cost estimates;
•	the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries;
•	the likelihood of cost estimates increasing in the future; and
•	the possibility of difficulties procuring needed supplies of electrical power and water.

Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Economic and Political instability may affect the Company’s business

Since mid calendar 2008 there has been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns.  These macro-economic events have negatively affected the mining and minerals sectors in general.  The Company’s market capitalization has been significantly reduced.  Although these circumstances may improve over the longer term, the short term impact upon the Company’s liquidity and its ability to raise the capital required to execute its business plans going forward will be negative.  As a result the Company will consider its business plans and options carefully going forward into 2009.  The Company’s intends to preserve its cash balances where possible.

Mexico is considered among the desirable regions of the world for exploration and mining, according to results of a recent survey conducted by The Fraser Institute, an independent Canadian research organization. The country’s desirability for mining companies results from a combination of factors including a strong mining culture, excellent geology, relative political stability and favorable tax and permitting structures.  Under the country’s foreign-ownership laws, non-Mexican companies can maintain 100% ownership of their properties and reap the benefits of successful exploration.

The Company is subject to risk of fluctuations in the relative values of the Canadian Dollar as compared to the Mexican Peso and the U.S. Dollar

The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos.  The Company also has cash and certain liabilities denominated in Mexican Pesos and U.S. Dollars.  Several of the Company’s options to acquire properties or surface rights in Mexico may result in payments by the Company denominated in Mexican Pesos or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in Mexico will also be denominated in Pesos.  Fluctuations in the exchange rates between the Canadian Dollar and the Mexican Peso or U.S. Dollar may have an adverse or positive affect on the Company.  In the past year to November 12, 2008 the Mexican Peso has appreciated by approximately 6% to the Canadian dollar and the U.S. Dollar has appreciated by approximately 24% to the Canadian dollar.

The Company’s properties are subject to title risks

The Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties.  The Company is not aware of any land claims having been asserted or any legal actions relating to native or local peoples’ issues having been instituted with respect to any of the mineral properties in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Environmental risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental legislation in Canada or Mexico will not adversely affect the Company’s operations. Environmental risks may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and Mexican national, state and provincial laws and regulations governing protection of the environment. Such laws are continually changing, and in general are becoming more restrictive.
The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies that possess greater financial resources and technical facilities. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company’s business

Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and, if the Company’s projects enter the production phase, the amount of the Company’s revenue or profit or loss.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

For the three and nine months ended September 30, 2008 a private company controlled by an officer of the Company received $33,127 and $159,382 (2007 - $30,960 and $132,880) in compensation for consulting services including an annual performance bonus of $60,000 (2007 - $40,000).

For the period ended September 30, 2008 the Company’s CFO received $50,000 in compensation as a bonus for management services (2007 - $Nil).

The Company paid or accrued non-executive directors fees of $31,500 and $134,000 during the three and nine months ended September 30, 2008 (2007 - $Nil and $96,750).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. DE C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the period ended September 30, 2008 the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $118,186 (2007 - $102,223) and exploration costs totaling $1,804,955 (2007 - $909,631) under the Field Services Agreement.

During the period the Company entered into new or amended employment agreements with three officers and three key employees.  These new or amended agreements include change of control provisions.  Should a change of control of the Company occur in the next two years the change of control compensation for these six employees would amount to approximately $1.525 million.  During the period the Company also entered into retention agreements with five directors of the Company.  These agreements include change of control provisions.  Should a change of control of the Company occur in the next two years the change of control compensation for these five directors would amount to approximately $160,000.

During the year ended December 31, 2007, the Company entered into a new two year office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the three and nine months ended September 30, 2008 the Company accrued or paid Anthem $20,822 and $61,917 under the office lease agreement (2007 - $20,478 and $51,645).

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd., a company with a common director and common officer. During the three and nine months ended September 30, 2008 the Company accrued or paid Platinum Group Metals Ltd. $33,810 and $101,701 under the office service agreement (2007 - $34,110 and $102,305).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

CRITICAL ACCOUNTING POLICIES

The Company’s critical accounting policies are set out in the Annual Management Discussion and Analysis for the year ended December 31, 2007.

NEW ACCOUNTING POLICIES

The Company’s new accounting policies are set out in Note 2 of the unaudited Consolidated Interim Financial Statements for the period ended September 30, 2008.

CORPORATE GOVERNANCE

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of December 31, 2007 and quarterly within the period through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company has retained an independent third party specialist to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective.

The Company also maintains a system of internal controls over financial reporting, as defined by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retained an independent third party specialist in 2006, 2007 and 2008 to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

There have been no changes in internal control over financial reporting during the period ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Subsequent Information

Subsequent to September 30, 2008, the Company issued 50,000 stock options at a price of $7.62.  These options vest with the first 10,000 vesting November 23, 2008 and every 30 days thereafter for four months.

Subsequent to September 30, 2008, Minera Los Lagartos, a wholly owned subsidiary of the Company, entered into an Option Agreement with Cascabel for the exclusive and irrevocable right to explore and acquire a one hundred percent (100%) right and interest in the Picucha Claims in the Salemex District of Mexico.  The terms of the agreement include an initial payment of $225,000 and subsequent payments amounting to $1,000,000 over the period of five years from the acceptance date.